

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 234-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON TO HOLD Q2 CONFERENCE CALL & WEBCAST

CALGARY, August 5, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) expects to issue a news release for its financial and operating results of second quarter of 2009 on Thursday, August 6, 2009, prior to market open. The Corporation's second quarter results will also be made available at www.comptonpetroleum.com.

Subsequent to the release, Compton will host a conference call and web cast with the investment community to discuss the Corporation's 2009 second quarter results on Thursday, August 6, 2009 at 8:00 a.m. MST (10:00 a.m. EST). The call will be hosted by Tim Granger, President and Chief Executive Officer. Following management's presentation, there will be a question and answer session for analysts and investors.

To participate in the conference call, please contact the conference operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. A live audio web cast of the conference call will also be available on Compton's website at www.comptonpetroleum.com.

The web cast will be archived two hours after the presentation on the web site, and posted on the web site for 90 days. A replay of the call will be available until August 13, 2009 by dialling 1-888-562-2819 or 1-402-220-7737 and entering access code 22903567.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com